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Exhibit 99.17

Contact:            Jerry B. Hook, Ph.D.
                    President & CEO
                    Sparta Pharmaceuticals, Inc.
                    (215) 442-1700, Ext. 205


FOR IMMEDIATE RELEASE


   Sparta Pharmaceuticals, Inc. Announces Initiation of 5-FP Clinical Trial at
                      Harper Hospital of Detroit, Michigan

       Horsham, PA, July 22, 1997, Sparta Pharmaceuticals, Inc. (NASDAQ: SPTA, SPTAU, SPTAW, SPTAZ and SPTAL) announces initiation of clinical trials for Sparta's 5-FP, an oral pro-drug of the widely used chemotherapeutic 5-FU (5-fluorouracil). The trials are being conducted at Harper Hospital, which is affiliated with Wayne State University in Detroit, MI. Dr. Patricia LoRusso, a clinical oncologist with Harper Hospital, is the principle investigator.

Sparta's L.A.D.D.TM (Liver Associated Disease Delivery) Technology Program, of which 5-FP is a part, involves the formulation and administration of a pro-drug which remains inactive until it is converted into an active agent by an enzyme located in the liver. Sparta's 5-FP is an orally delivered pro-drug of the chemotherapeutic 5-FU, which is available in IV formulation only. 5- FP may be indicated for colorectal, breast and lung cancer.

"This clinical trial is a significant step forward in Sparta's cancer chemotherapy program," according to Dr. Jerry Hook, Sparta's President and Chief Executive Officer. "5-FU, one of the oldest and most widely used cancer chemotherapeutic agents, is only available intravenously, which is a major disadvantage to sustained therapy over a course of weeks. Availability of 5-FU in oral form will contribute significantly to ease of administration and patient safety."

This is Sparta's fourth clinical trial to commence within the past year.

This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including clinical trials. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including

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cancer, cardiovascular disorders and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, anticancer agents. Sparta's foundation in cancer chemotherapy has been augmented by the addition of new technology in the rapidly expanding field of serine protease inhibitors. Serine protease inhibitors have wide applications in diverse fields such as inflammation, reperfusion injury and stroke.


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